Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Pony AI Inc.

小 馬 智 行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2026)

POSITIVE PROFIT ALERT

REDUCTION IN LOSS

This announcement is made by Pony AI Inc. (the “Company”, and together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors of the Company (the “Board”) wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors that, based on a preliminary assessment of the unaudited consolidated management accounts of the Group for the year ended December 31, 2025 (the “Reporting Period”) and information currently available, the Group is expected to record (i) a net loss ranging from approximately USD69.0 million to USD86.0 million during the Reporting Period, compared with a net loss of USD275.0 million for the year ended December 31, 2024, and (ii) a net loss attributable to Pony AI Inc. ranging from approximately USD126.0 million to USD143.0 million during the Reporting Period, compared with a net loss attributable to Pony AI Inc. of USD274.1 million for the year ended December 31, 2024. The decreases in net loss and net loss attributable to Pony AI Inc. were mainly attributable to the increase in the gain on fair value change in investments in publicly traded companies during the Reporting Period. The future financial performance of the Group may be subject to change due to, among others, the fluctuation of the price of publicly traded stocks held by the Group. The Company would define non-GAAP financial measures by excluding the impact of the change in fair value of investments in publicly traded companies for the Reporting Period.

The Board would like to remind the Shareholders that the Company is in the process of finalising the annual results announcement of the Group for the year ended December 31, 2025. The information contained in this announcement is only based on the preliminary review of the unaudited consolidated management accounts of the Group and information currently available to the Board, which has not been reviewed or audited by the Company’s auditors, nor reviewed by the audit committee of the Board, and is subject to adjustments upon further review. The actual results of the Group for the year ended December 31, 2025 may be different from the information contained in this announcement. Details of the Group’s financial results and performance will be further disclosed in the annual results announcement for the year ended December 31, 2025, which is expected to be published by the end of March 2026.

*       For identification purpose only

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Hong Kong, February 4, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

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